January 9, 2018

Division of Investment Management
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:      Form AW - Request for Withdrawal
         First Trust Exchange-Traded Fund VII
         Registration on Form N-1A
         Post-Effective Amendments No. 15, 16, 17, 18
         (Registration Statement File Nos. 333-184918, 811-22767)

Ladies and Gentlemen:

On behalf of the First Trust Bitcoin Plus Strategy ETF, First Trust Inverse Bitcoin Plus Strategy ETF, First Trust Bitcoin Strategy ETF and First Trust Inverse Bitcoin Strategy ETF (the "Funds"), each a series of First Trust Exchange-Traded Fund VII (the "Trust"), the Trust hereby requests the withdrawal of the above-mentioned Registration Statements pursuant to Rule 477 of Regulation C under the Securities Act of 1933, as amended. The Registration Statements were originally filed with the Securities and Exchange Commission on December 11, 2017. No securities of the Funds were sold, or will be sold, pursuant to the Registration Statements.

These withdrawals are being filed at the request of the Staff. On a phone call on January 8, 2018, the Staff expressed concern with respect to the liquidity and pricing mechanism of the Funds' proposed investments. The Staff requested that the Trust withdraw the Amendments until such time as the Staff's concerns are resolved. Therefore, in response to the Staff's request, the Trust respectfully requests withdrawal of the Amendments.

Sincerely,

FIRST TRUST EXCHANGE-TRADED FUND VII

By:      /s/ James M. Dykas
         -------------------------------------
         James M. Dykas,
         President and Chief Executive Officer